UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Marcy N. Lynch

Senior Vice President, General Counsel and Corporate Secretary

Ruth’s Hospitality Group, Inc.

1030 W. Canton Avenue, Suite 100

Winter Park, FL 32789

(407) 333-7440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C. Kevin M. Frank Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 16, 2023.

The Schedule 14D-9 relates to the tender offer by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Parent”), to purchase, subject to certain conditions, any and all of the shares at a price of $21.50 per share of outstanding common stock of the Company, par value $0.01 per share, net to the seller in cash, without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on May 16, 2023 by Purchaser and Parent (together with any amendments and supplements thereto). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the first paragraph under the section titled “—Arrangements Between the Company and Its Executive Officers, Directors and Affiliates—Potential for Future Arrangements” on page 9 in its entirety and replacing it with the following paragraph:

“On May 31, 2023, the Company entered into an employment agreement with Cheryl Henry, current Chairperson of the Board, President and Chief Executive Officer of the Company, that will be effective as of the Effective Time. Under the employment agreement, Ms. Henry will remain employed with the Company and (i) have the title of Brand President, (ii) receive a base salary of $550,000, (iii) in lieu of continued participation in the Company’s Home Office Bonus Program for the remainder of 2023, receive a target annual bonus equal to 70% of her base salary, which will be earned based on the achievement of Darden financial objectives, but with a guaranteed payment of at least the pro-rata portion of $385,000 for the period of active employment, provided the terms of the bonus plan are met, and including a pro-rata payment if she is terminated due to death or disability, (iv) receive a Darden Long Term Incentive stock award with a target value of $750,000 that vests on varying pro-rata or full terms if she is terminated without cause or due to death or disability, and (v) vest in her right to receive the severance benefits (excluding the prorated share of her Home Office Bonus for the year of termination, which will be forfeited) pursuant to her current employment agreement, a portion of which will be paid in a cash lump sum immediately following Closing, and the Change in Control Payment pursuant to her current employment agreement.”

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the sentence under the section titled “Legal Proceedings” on page 44 and replacing it with the following paragraphs:

“In connection with the Offer and Merger Agreement, 6 complaints have been filed as individual actions in United States District Courts. On May 19, 2023, Russell Wolfe, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wolfe v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04172 (the “Wolfe Complaint”). On May 22, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04253 (the “O’Dell Complaint”). On May 22, 2023, John Thompson, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Thompson v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04254 (the “Thompson Complaint”). On May 23, 2023, Robert Wilheim, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Wilheim v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-00562-UNA (the “Wilheim Complaint”). On May 24, 2023, Jacob Wheeler, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wheeler v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04354 (the “Wheeler Complaint”). On May 26, 2023, David Kaufman, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Kaufman v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04454 (the “Kaufman Complaint” and together with the Wolfe Complaint, the O’Dell Complaint, the Thompson Complaint, the Wilheim Complaint and the Wheeler Complaint, the “Complaints”). The Complaints allege, among other things, that the defendants (the Company and the Board) violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts relating to the transaction contemplated by the Merger Agreement from the Schedule 14D-9 filed by the Company on May 16, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations.

The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints lack merit. Additional complaints or demand letters may be filed against or received by the Company, the Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Parent will not necessarily announce such additional complaints or demand letters.”

2. By deleting the second and third paragraphs under the section titled “—Antitrust Compliance” on page 44 in their entirety and replacing them with the following paragraph:

“Each of the Company and Purchaser filed a Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on May 15, 2023. The waiting period under the HSR Act expired on May 30, 2023, at 11:59 p.m., New York City time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(11)	Amended and Restated Employment Agreement, dated as of May 31, 2023, by and between Ruth’s Hospitality Group, Inc. and Cheryl J. Henry. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed May 31, 2023)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUTH’S HOSPITALITY GROUP, INC.

	By:	/s/ Kristy Chipman
	Name:	Kristy Chipman
	Title:	Executive VP, Chief Financial Officer and Chief Operating Officer
Dated: May 31, 2023